September 28, 2011

VIA EDGAR AND UPS DELIVERY

The Secretary

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Attn: Mr. Brad Skinner, Senior Assistant Chief Accountant

RE:	Kellogg Company
Form 10-K for Fiscal Year Ended January 1, 2011
Filed February 25, 2011
Form 10-Q for Fiscal Quarter Ended July 2, 2011
Filed August 5, 2011
File No. 001-04171

Mr. Skinner,

This letter is in response to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated September 1, 2011, containing comments on the above-referenced filings of Kellogg Company (the “Company”). The following paragraphs set forth the Staff’s comments together with the Company’s responses.

Form 10-Q for Fiscal Quarter Ended July 2, 2011

Note 11: Operating Segments, page 21

Staff Comment

1.	We note that you currently manage your operations in four geographic operating segments and that you have a new president and chief executive officer as of January 2, 2011. To help us gain a better understanding of how your operations relate to your segment presentation under FASB ASC 280-10, please:

•	Identify for us the positions that are your chief operating decision maker and segment managers, and describe for us the factors you considered in reaching your conclusion;

Company’s Response

Our chief operating decision maker (“CODM”) is John Bryant, our chief executive officer (“CEO”). Under ASC 280-10-50-5, the CODM is defined as being the person or function charged with the allocation of resources and the assessment of performance of the segments of a public entity. Mr. Bryant has the authority to perform, and is performing these functions.

Brad Skinner

U.S. Securities and Exchange Commission

September 28, 2011

Mr. Bryant was the Company’s chief operating officer (“COO”) from August 2008 until his appointment to CEO in January 2011. During his tenure as COO, Mr. Bryant was also designated as the CODM.

Our organization is structured such that there are senior vice presidents assigned to North America and International. There are also vice presidents assigned to business units within North America and the International regions. Each vice president reports to the area senior vice president, as applicable, and the senior vice presidents report to the CEO, John Bryant. The various business units within North America operate on an integrated basis. These business units share a common sales force; marketing is led on a North American basis; and supply chain decisions are made on a combined North American basis (with requisite leadership residing at the North American level). Additionally, physical proximity (North American region is headquartered at our Corporate offices), containment within a single continent and the involvement of only two countries further enables us to operate the various North American business units on an integrated basis. Finally, the Company’s customers purchase products across the portfolio of brands and request delivery of those products throughout the US and Canada. Products are delivered either through large-scale warehouses or direct to retailer shelves as necessitated by the products (e.g., small, breakable snack foods or frozen products that require special refrigeration).

The market based international business units are not operationally integrated above the regional level (Europe, Latin America, Asia Pacific) due to economic disparity and geographic dispersion. Rather, they are integrated at the regional level, with area infrastructures including finance, supply chain, human resource functions, etc. Given the lack of operational integration above the regional level, economic disparity and geographic dispersion of the international regions, the CODM is active in the management of Europe, Latin America and Asia Pacific. The VP Europe, VP Latin America and VP Asia Pacific regularly communicate with Mr. Bryant, and Mr. Bryant regularly reviews their operating results.

Based on the above factors, we determined we have four segment managers — SVP North America, VP Europe, VP Latin America and VP Asia Pacific — and four operating segments — North America, Europe, Latin America and Asia Pacific. Each operating segment has its own leadership team and robust and distinct operating structures. They have their own financial service centers, financial planning teams, supply chain, sales force, human resource group, procurement function, etc.

In his role as CODM, Mr. Bryant assesses performance and makes resource allocation decisions based on our four geographic segments.

Staff Comment

•

Describe for us your process for preparing your operating and capital expenditure budgets, including the preparation and approval steps, the participation by your chief operating decision maker and segment managers, and the financial information utilized;

Brad Skinner

U.S. Securities and Exchange Commission

September 28, 2011

Company’s Response

We manage the Company for sustainable performance defined by our long-term annual growth targets. These targets are 3 to 4% for internal net sales, mid single-digit (4 to 6%) for internal operating profit, and high single-digit (7 to 9%) for diluted net earnings per share on a currency-neutral basis. When setting the operating budget for the year, the CODM, in consultation with the segment managers, considers the long-term growth targets then assesses the short-term operating environment to determine what the growth targets will be for the year. Based on this, the CODM provides the North America and international segment managers (Europe, Latin America and Asia Pacific) with their operating targets. Once the North America and international segment managers have their growth targets for the year, they will work with their business unit teams to refine and finalize the operating budgets, taking into account the growth targets set by the CODM. The CODM will provide feedback on the overall budgets for each segment to ensure the segment budget remains consistent with established targets, but the allocation of the overall budget and the execution of the budget at the business unit level within each segment is the responsibility of the respective segment managers.

The financial information used in the preparation of our operating budgets is in the same format used to assess the performance of our operating segments. This information is discussed in the response to the next comment.

The Company targets global capital expenditures to be at a certain percentage of net sales on a consolidated basis. A global capital expenditure plan is assembled and distributed to various personnel within the Company. The plan identifies significant individual projects within each of the business units. The plan is submitted to the respective segment managers for approval. Segment managers are able to make resource allocation decisions within their segments. Once segment manager approval has been obtained, the capital plans are discussed with and approved by the CODM.

Staff Comment

•

Describe for us the process utilized by the chief operating decision maker to assess performance of your operating segments, and provide us a copy of the financial reports and any presentations related to the assessment of the second quarter operating results;

Company’s Response

The CODM assesses the performance of the operating segments by reviewing the financial results of the segments and by discussing the results with the segment managers.

The financial reports and presentations utilized by our CODM to assess the second quarter operating results have been sent under separate cover for which we have requested confidential treatment. These consist of the Executive Financial Summary, or “EFS” book and the Day 10 templates. The EFS book is used to assess the operating performance of the segments, while the Day 10 templates are used primarily to assess sales and in-market performance.

Brad Skinner

U.S. Securities and Exchange Commission

September 28, 2011

The EFS book is a general purpose management report designed to serve the needs of several levels within the organization. This book is distributed monthly to a variety of personnel within the Company. Operating segment managers and their CFO’s receive the report, as do select business unit presidents, certain country level managers and staff in the following corporate functions: the CEO; the CFO; the controller and staff; financial planning; tax; treasury; legal; supply chain; human resources; investor relations; marketing; information technology; communication and sales. No separate CODM package is prepared for Mr. Bryant as relevant information by operating segment is already included in the EFS book. Given the general purpose nature of the EFS book, additional information such as product group sales and operating profit are included. This information is necessary to assist the segment managers and other support staff in running the day-to-day business.

Day 10 templates are prepared monthly on a business unit basis in North America and on a geographic basis for Europe, Latin America and Asia Pacific. These templates contain information that is primarily used by the segment managers, including our CODM, to evaluate sales and in-market performance.

Staff Comment

•	Describe for us the significant resource allocation decisions made during 2011 by your chief operating decision maker.

Company’s Response

Significant resource allocation decisions are made in conjunction with the annual planning process. The 2011 operating budget and capital expenditure plan was developed late in 2010 and approved in early 2011. There have been no significant changes to the plans during 2011.

I hope that the foregoing has been responsive to the Staff’s comments. As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Brad Skinner

U.S. Securities and Exchange Commission

September 28, 2011

If you have any questions or require any additional information regarding this matter please contact me at (269) 961-2009.

Sincerely,

/s/ Ronald L. Dissinger

Ronald L. Dissinger

Senior Vice President and Chief Financial Officer

Kellogg Company